Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Parsley Energy, Inc.:

We consent to the use of our reports dated February 27, 2019, with respect to the consolidated balance sheets of Parsley Energy, Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference.

Our report on the consolidated financial statements refers to a change in the method of accounting for revenue recognition in 2018.

/s/ KPMG LLP

Dallas, Texas
January 10, 2020